UFJ

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

02 JUL 17 AM 12:39

July 2, 2002

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

02042677

SUPPL

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

PROCESSED
JUL 23 2002
THOMSON
FINANCIAL

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

(Translation)

June 26, 2002

To: Shareholders

5-6, Fushimimachi 3-chome,
Chuo-ku, Osaka
UFJ Holdings, Inc.
Takeshi Sugihara,
President & CEO

NOTICE OF RESOLUTION OF THE 1ST ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Sirs and Madams:

Please be informed that the following matters were reported and resolved at the 1st Ordinary General Meeting of Shareholders of UFJ Holdings, Inc.(the "Company") held today.

Description

Reported Matters:

Business Report, Balance Sheets and Statements of Operations for the 1st fiscal year (from April 2, 2001 to March 31, 2002)

Resolved Matters:

Agenda Item No. 1: Approval of the Proposed Appropriation of Retained Earnings for the 1st fiscal year

This agenda item was approved and resolved as originally proposed.

Agenda Item No. 2: Purchase of the Company's Own Shares

This agenda item was approved and resolved as originally proposed.

Agenda Item No. 3: Partial amendment to the Articles of Incorporation

This agenda item was approved and resolved as originally proposed.

Agenda Item No. 4: Election of eight (8) Directors

This agenda item was approved and resolved as originally proposed.

Agenda Item No. 5: Election of five (5) Statutory Auditors

This agenda item was approved and resolved as originally proposed.

Agenda Item No. 6: Issuance of Stock Acquisition Rights as Stock Options

This agenda item was approved and resolved as originally proposed.

Agenda Item No. 7: Non Re-election of one (1) Corporate Auditor

This agenda item was approved and resolved as originally proposed.

Agenda Item No. 8: Payment of retirement allowances to retiring Directors and Statutory Auditors

This agenda item was approved and resolved and the decision of specific amount, timing, and forms of payment was left entirely with board of directors as for payment to retiring directors and with consultation among statutory auditors as for payment to retiring statutory auditors.

Please note that the above translation is an excerpt of an English translation of original Japanese version and does not include details of the specific item and the changes in the Articles of Incorporation.